June 12, 2023

VIA EDGAR

Christina Chalk

Office of Mergers and Acquisitions

United States Securities and Exchange Commission, Division of Corporation Finance

Washington, DC 20549

Re:	Moody National REIT II, Inc.

Schedule TO-C filed May 24, 2023 by
Comrit Investments 1, Limited Partnership and Comrit Investments Ltd.

File No. 005-94072

Dear Ms. Chalk:

On behalf of Comrit Investments 1, Limited Partnership (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your June 1, 2023 letter (the “Comment Letter”) concerning the above-referenced filing.

For convenience, we have included the text of the comment from the Comment Letter, followed by our response.

General

1.            Provide the disclosure required by Item 1003(c) of Regulation M-A for each person specified in Instruction C to Schedule TO, including the starting and ending dates of material occupations, positions, offices or employment during the past five years for such person and his or her country of citizenship.

Concurrently with this response letter, the Purchaser is filing a Schedule TO-T (the “Schedule TO-T”) in connection with the Purchaser’s tender offer for shares of Moody National REIT II, Inc. (the “Offer”). Schedule I to Exhibit (a)(1) of the Schedule TO-T (Offer to Purchase) contains updated disclosure in response to the Staff’s comment, including the disclosure required by Item 1003(c) of Regulation M-A for each person specified in Instruction C to Schedule TO in relation to the Purchaser.

Establishment of the Offer Price, page 6

2.            We note your disclosure that “[f]or the period between February 6, 2023 and May 16, 2023, CTT Auctions reported a secondary market trading price of $7.75 for shares of the Corporation’s common stock.” If such report is based on a single transaction, so state. Alternatively, if such report is based on multiple transactions at different prices, provide the range of such prices.

The Purchaser acknowledges the Staff’s comment and has included updated disclosure in Exhibit (a)(1) of the Schedule TO-T (Offer to Purchase) to update the secondary market trading range to reflect multiple trades between the dates of February 6, 2023 and June 2, 2023.

*            *            *            *            *

The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

Comrit Investments 1, LP
By: Comrit Investments Ltd., its General Partner

/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer

cc:	Amos W. Barclay, Esq. (Holland & Hart LLP)

Blake Grady (SEC Office of Mergers and Acquisitions)

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